

April 3, 2007

Mr. Raminder Badyal
President
Kitcher Resources Inc.
Suite 138-1027 Davie Street
Vancouver, British Columbia, Canada V6E 4L2

> **Re:** **Kitcher Resources Inc.**
> **Registration Statement on Form SB-2**
> **Filed March 15, 2007**
> **File No. 333-141328**

Dear Mr. Badyal:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Determination of Offering Price, page 9

1. We note your statement that the "offering price of the shares has been arbitrarily determined by us." Provide further details regarding how you determined the offering price. For instance, the $0.005 offering price is confusing in light of your sole officer/director receiving 20 million shares at $0.001 at Dec. 26, 2006. Furthermore, you state that you have relied on Rule 457(c) to calculate the registration fee, which appears inconsistent with your use of an "arbitrarily" determined offering price.

Plan of Distribution, page 11

2.   We note that the funds will be "collected from subscriptions in a separate bank account until the total amount of $50,000 has been received." It appears the funds will not be segregated in an escrow, trust or similar account. In reasonable detail, explain the mechanics of how you will segregate these funds. If there is an agreement that governs this separate bank account, please file that agreement as an exhibit. If not, please explain why there is no agreement. Given the risks to subscribers associated with the lack of an escrow agent, the cover page and prospectus summary should alert investors to the existence of uncertainty as to whether the company will be able to refund the proceeds, if you do not reach the minimum in collected funds. We may have further comment.

3.   We note that in the event the offering is not sold out prior to the expiration date, all money will be promptly returned to the investors, without interest or deduction. Please be advised that in most cases, we consider "promptly" to mean within three business days.

4.   Please disclose whether the company's officers and directors are able to purchase securities in the offering to help reach the total amount of $50,000.

Undertakings

5.   Include all of the applicable undertakings pursuant to Item 512(a) and 512(g)(2) of Regulation S-B.

Signatures

6.   Please revise to comply with the signature requirements of Form SB-2. For instance, it appears you have not provided the signatures of at least a majority of the board of directors. See the signature requirements for the Form SB-2.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

<u>via facsimile</u>
Karen Batcher, Esq.
Batcher, Zarcone & Baker LLP
(619) 789-6262